
JOULEZ
KIA
LUCID
TESLA
Mercedes-Benz
RIVIAN
DRIVEJOULEZ.COM

INVEST IN **JOULEZ**

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EV Rentals. World-Class, Luxury Experience at an Attainable Price.

LEAD INVESTOR

Thomas Ruan VP Ruan Inc

The auto rental market is expected to reach $214 Billion by 2027. Currently EV representation in the auto rental market almost negligible. I strongly believe EV adoption will continue to accelerate and will represent a significant portion of rental fleets. Micah and team bring a proven track record of success from concept to product. Their prior startup success provides a wealth of experience and connections that will serve them well as they challenge an established market. After meeting Micah, it becomes immediately apparent that he is vibrantly passionate about EV adoption and its importance to environmentally sustainable business practices. Further, it's evident that he and his team are acutely focused on improving the user experience from end to end. I am particularly interested in the app integration into the charging infrastructure. The application will assist users process by informing users of open charging locations and performing and API handshake with the user's information. I am excited to have an opportunity to invest in this venture as there are well-positioned at the vanguard of EV adoption into the mainstream auto rental.

Invested $100,000 this round

Learn about Lead Investors

Highlights

1. 🏆 🥇The only 100% electric rental car service on the market

2. 💸 Raised over $500k on StartEngine

3. ✨Run by the team who created & exited transportation software company Bytemark to Siemens.

4. 🎉 Over 30 EVs in 2 active locations

5. 🚗 Tesla, Mercedes, Kia, & more coming soon!

Our Team



Micah Bergdale CEO

As one of the first tech advisors for Apple, Micah founded Bytemark, Inc & developed several patents in transportation and payments tech. He grew Bytemark into a global operation generating tens of millions in revenue, eventually selling to Siemens.

> Electric Vehicles are the future, but many consumers do not have access to them. Traditional rental car companies have not embraced EVs, and they don't have the customer service to support the new technology. I believe the time is now to transform the industry and embrace our EV future.



Navneet Sandhar Fractional CFO

Navneet is a lecturer at Rutgers with 15 years of experience in Accounting, M&A, and Financial Operations. He's an innovative strategist with diverse experience in improving organizational performance through versatile leadership.



Samuel Polanco Fleet & Operations Manager

Sammy is passionate about the EV space and has experience working with some of the first plug-in hybrids and EVs that hit the market from traditional OEMs. He oversees our expanding fleet and manages our operations at the NYC garages.

Invest in Joulez


THE MARKET
THE FUTURE OF THE RENTAL CAR INDUSTRY

The rental car market is booming and is expected to reach $214 billion by 2027 (source). However, despite the increased growth, the rental car market is lagging far behind the times.


Car Rental
The Market Is Expected To Reach
$214 Billion By 2027

As Millennials and GenZ become the largest consumer demographic in the US, the demand for green services like EV rentals only continues to grow, and the car rental space is filled with legacy rental car companies in need of disruption.

Electric vehicles are the future, but traditional rental car companies have not embraced EVs and don't have the customer service to support the new technology. Joulez is here to change that.


THE PROBLEM
THE RENTAL CAR INDUSTRY
NEEDS TO CATCH UP

The car rental industry still has yet to catch up with the growing demand for greener transportation, and the rental process hasn't been updated in ages—long lines, complicated policies, hidden penalties at every turn, and more.

Most of the rental cars available today are gas-run, mass consumer, low mileage vehicles that come with a subpar customer service experience. In fact, many rental car companies don't have any EVs to rent.


JOULEZ
EVs Make Up Less Than 2%
Of All Available Rental Cars

Consumers are demanding solutions that address the rapidly-changing climate crisis while also delivering a modern, convenient, and luxury experience. However, few companies have embraced electric vehicles and even fewer are focused on delivering a quality experience throughout the rental process.


THE SOLUTION
THE RENTAL CAR INDUSTRY
NEEDS TO CATCH UP

At Joulez, we're taking the car rental game to new heights. By offering premium EVs such as Tesla, Mercedes, and Kia, with many more to come, and by delivering exceptional customer service and a modern rental experience, we're revolutionizing the way people rent cars.


JOULEZ
KIA
LUCID
TESLA
Mercedes-Benz
RIVIAN
DRIVEJOULEZ.COM

We recognize that renting an EV may take some adjusting for those accustomed to gas cars, and we are committed to providing our customers with the most user-friendly experience possible, including virtual tutorials and an app full of information for new EV drivers.

Our service will provide everything the driver needs from the moment they book their vehicle to the moment they return it.


Renting Revolutionized
$99 Concierge Doorstep Delivery & Return
Universal Toll Pass
(usage fees automatically charged to the customer)
+80% Battery Charge On Delivery
On-The-Road Charging Support
Free EV Charging with Access to Thousands of Charging Stations
Virtual Tutorials For Each Model
Drive Anywhere In US & Canada
JOULEZ

Our on-demand system will allow customers to book cars through our mobile

Our on-demand system will allow customers to book cars through our mobile app or website, with support available through a video conference and reservation management interface. We also intend to build loyalty with our customers through a rewards program that will feel similar to those of top hotel brands and airlines.


Robert Johnson
@Robjohn
Home
Notification
Trips
Help & support
Policies
Tesla Model X
$65 / Day
9:41
Home
Pickup and drop-off Location
Electric car rentals at your
Doorstep.
Available in NYC Metro Area
Our fleet
Tesla Model X
Range: 360.4 miles
99 / Day USD
Locations we are available in NYC
Cant find Joulez in your city? Request Here

Our unique and modern web and mobile platform will be built around electric vehicles and the unique needs of EV renters.


ABOUT JOULEZ
PAVING THE WAY FOR AN
EV REVOLUTION

Founded in May 2021, the Joulez vision has always been to electrify America's transportation while providing a high level of customer service. We are here to

create a better way to get places, and with less than 2% of EV rental cars available worldwide, we see the opportunity to take this industry by storm.


MISION
REVOLUTIONIZE THE CAR RENTAL & FLEET MANAGEMENT INDUSTRIES WITH A SOFTWARE-DRIVEN CUSTOMER-CENTRIC APPROACH BUILT ENTIRELY AROUND THE UNIQUE NEEDS OF EVS.
JOULEZ

We are currently raising money to help acquire the fleet of electric vehicles needed to successfully roll out our platform, but we have already seen much success since our founding.

- We've expanded our fleet to 30 electric vehicles and counting.
- We previously raised over $500,000 on StartEngine.
- We've hired more team members to help oversee operations and assist in delivering world-class support for our customers.
- We're revving up to expand our EV fleet in NYC and eventually expand to new cities.


HOW JOULEZ WORKS
DISCOVER. BOOK. DRIVE.
RENTING MADE EASY.

Our process is simple and easy. With several electric vehicles to choose from, users can find the perfect EV for them, book it, and set their desired pickup and

dropoff time. Or, for those who want the ultimate luxury experience, we'll deliver their EV right to their doorstep if they're within our service area.


JOULEZ
Discover our growing fleet of electric vehicles and find the perfect EV for you.
Book your EV in record time. Pick it up, or have it delivered to your doorstep for just $99.
Hit the roads anywhere in the US or Canada with free access to thousands of charging stations.

We're committed to going above and beyond to educate people on the power of electric vehicles and the state of our environment while also providing a solution to help them get to where they need to go.


FINANCIAL MODEL
TAKE A PEEK BENEATH THE HOOD AT JOULEZ

As we gear up to launch, we currently have a beta test group of 1,000 clients renting our EVs, and we are working to design and develop the mobile app that customers can use to book our cars.

We will offer daily, weekly and monthly rentals at competitive rates for our NYC market, with prices ranging from $75-200/day.




1,000
BETA TESTERS
$75-200
DAILY RENTAL PRICES
65%
VEHICLE RENTAL UTILIZATION RATE

We anticipate that at a 65% vehicle rental utilization rate which will cover the entire vehicle cost within 2 years including labor, repairs, cleaning, maintenance, storage, charging and insurance. Plus, the resale value of Teslas and comparable EVs has outperformed the resale value of traditional gas-powered cars, and we anticipate this trend to continue, providing a steady financing mechanism to support expanded operations.

FINANCIAL MODEL DETAILS

- We currently pay an 8% fee (including transaction fees) for listing the vehicles on Turo.
- We currently work with an operations partner, Noonan Auto Group, who cleans, secures, and delivers the cars. The operations partner minimizes overhead by avoiding the need to have any full-time employees, but they take 30% of the total rental revenue after Turo fees.
- Our operations partner generates thousands every month upselling insurance products, and we see this as a critical addition to our revenue model.
- Our first six months of operations with a limited number of vehicles has given us a margin of $500+ per vehicle above operating costs, which is scalable as we grow.


DRIVE JOULEZ
INVEST IN THE FUTURE
OF THE RENTAL CAR
INDUSTRY



As a premium brand that connects drivers with an amazing rental car experience, we aim to be the global leader for electric vehicle rentals, starting out in New York City, with the goal to make our services available throughout the US and Canada, with networks touching all other continents.

To do this, we're seeking $5M in investments to expand our geographic reach and software development. That $5M will be divided into two main categories: $3.75M for US Expansion Growth Capital and $1.25M for Software Development/R&D.


$5M GROWTH PLAN
$3.75M
US EXPANSION GROWTH CAPITAL
$1.25M
FOR SOFTWARE DEVELOPMENT / R&D

US EXPANSION PLAN

Each garage we open costs approximately $200-250K to startup. This includes:

- Down payments on vehicles (80-90% LTV financed at 5-6% APR)
- Installation of charging infrastructure
- Down payments for storage and insurance
- Initial staffing needs for the specific location
- Localized marketing efforts


$3.75M


OPEN & ESTABLISH
15-19 EV RENTAL
LOCATIONS
NYC • PHILADELPHIA • CHICAGO •
• PHOENIX • LA • HOUSTON •
• DALLAS/FT WORTH •
• SOUTH FLORIDA • ORLANDO •

Forward-looking projections are not guaranteed.

SOFTWARE / R&D DEVELOPMENT INVESTMENT

EV OEM integration is anticipated to cost $76K/integration, and the EV Charging Network integration is anticipated to cost $40K/integration. Based on current development work, we foresee doing integrations with 6 of the leading EV networks in the US and the 10 largest EV manufacturers in the US.

We anticipate an additional $250K cost to manage various core functionality requirements including our Rewards Program, Insurance Upsales, and Corporate Partnerships.


$1.25M
SOFTWARE DEVELOPMENT
AND INTEGRATIONS WITH LEADING
EV MANUFACTURERS
TESLA • RIVIAN • HYUNDAI • KIA • BMW • MERCEDES

The rental car industry is primed for major growth, and Joulez is ready to deliver a car rental experience unlike any other. We believe in putting our customers first, and we hope you'll join us in our pursuit to electrify America's transportation!




JOULEZ
drivejoulez.com